

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 14, 2018

<u>Via Facsimile</u>
Athanasios Feidakis
President and Chief Executive Officer
Globus Maritime Limited
128 Vouliagmenis Ave., 3rd Floor
166 74
Glyfada, Athens
Greece

>   **Re: Globus Maritime Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2017**
>   **Filed March 9, 2018**
>   **File No. 1-34985**

Dear Mr. Feidakis:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Risk Factors, page 8</u>
<u>Our vessels may call on ports located in countries that are subject to sanctions…, page 35</u>

1. You disclose that from time to time, on charterer's instructions, your vessels may call on ports located in Syria, Sudan and North Korea, and in your letter to us dated January 5, 2016, you discussed a port call by one of your vessels to Sudan. As you disclose, Sudan, Syria and North Korea are designated by the U.S. Department of State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, Syria and North Korea since your 2016 letter, including with their

governments, whether through subsidiaries, charterers, affiliates, or other direct or indirect arrangements.   Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan, Syria and North Korea for the last three fiscal years and the subsequent interim period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Nguyen Parker
        Assistant Director